          Filed by Regions Financial Corporation
Pursuant to Rule 425 under the Securities Act of
                                        1933 and
     deemed filed pursuant to Rule 14a-12 of the
                 Securities Exchange Act of 1934






   Subject Companies: Union Planters Corporation
                    (Commission File No. 1-10160)
  Regions Financial Corporation (Commission File
                                      No. 0-6159)



                       [Regions Logo][Union Planters Logo]

                                    Investor Relations
                                    Contact:

                                    Regions Financial
                                    Corp.:
                                    Jenifer M. Goforth
                                    205/244-2823

                                    Media Relations
                                    Contact:

                                    Regions Financial
                                    Corp.:
                                    Kristi Lamont Ellis
                                    205/326-7179

CORPORATE PARTICIPANTS

 JENIFER GOFORTH
 Regions Financial Corp. - IR

 CARL JONES
 Regions Financial Corp. - Chairman, President, CEO

 BRYAN JORDAN
 Regions Financial Corp. - EVP, CFO

 RICK HORSLEY
 Regions Financial Corp. - Vice Chairman, COO

CONFERENCE CALL PARTICIPANTS

 JEFF DAVIS
 First Tennessee - Analyst

 AMY EISNER
 Friedman, Billings,
 Ramsey-Analyst

 JEFFERSON HARRALSON
 KBW-Analyst

 KEVIN REEVEY
 Ryan Beck-Analyst

 ROGER LISTER
 Morgan Stanley-Analyst

 JED GORE
 Synovus Capital - Analyst

 CHRIS MARINAC
 FIG Partners-Analyst

CCBN STREETEVENTS    streetevents@ccbn.com       617.603.7900     www.streetevents.com   1

(c)2004 CCBN.com,inc.Republished with permission.No part of this publication may be reproduced or transmitted in any form or by any means with out the prior written consent of CCBN.com,inc.

PRESENTATION

OPERATOR

 Good day, ladies and gentlemen, and welcome to Regions Financial Corporation's first quarter earnings conference call. My name is Carol and I will be your coordinator for today. (OPERATOR INSTRUCTIONS). As a reminder, ladies and gentlemen, this conference is being recorded. I would now like to turn the presentation over to Ms. Jenifer Goforth. Ma'am, please go ahead.

JENIFER GOFORTH - REGIONS FINANCIAL CORP. - IR

 Thank you for joining us today. Carl Jones, Regions' Chairman and CEO; Rick Horsley, Regions' Chief Operating Officer; and Bryan Jordan, Regions' Chief Financial Officer will be commenting on first quarter earnings and the status of our merger with Union Planters. Our earnings release and supplement has been filed on Form 8-K and is also located on our website at regions.com in the Investor Relations section of website.

As always, I remind you that certain statements made in this call may be forward-looking. These forward-looking statements reflect Regions' current views with respect to future events and financial performance. Absolute results could differ substantially and materially from what we have projected. Such statements are made in good faith pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Please refer to our press release filed on Form 8-K dated today, April 16, 2004, for factors that could affect the accuracy of our expectations or cause our future results to differ materially from our expectations. With that I will turn it over to Mr. Jones.

 CARL JONES  - REGIONS FINANCIAL CORP. - CHAIRMAN, PRESIDENT, CEO

 Good morning everyone. We've got good news to report on two fronts this morning. We'll talk about our first quarter financials and we will talk about the status of our plans and preparations for our upcoming merger with Union Planters. Rick will help me with the latter and Bryan will help me discuss the former. I am pleased with both efforts. But let me highlight first the quarterly financial results.

Our first quarter earnings totaled $168.5 million or 75 cents per diluted share. That is an increase of $4.7 million or 11 percent on a linked quarter annualized basis. Topline revenue grew almost 12 percent on an annualized basis, and continues at an almost 50-50 mix, fee income to net interest income.

Within the last year I stated that 2004 was going to be the year of our frontline bankers, as we renewed focus on our community banking franchise. Well our banks are delivering as evidenced by the healthy growth in loans and low-cost deposits.

We're moving forward with our DeNovo Bank expansion. Although we have slowed a bit the first quarter, maybe it has something to do with the pending merger. We have opened seven branches during the quarter, including a couple of relocations. About twenty more branches are in process and scheduled to open this year mainly in Texas, Florida and the Carolinas.

Another highlight of the first quarter was that the margin was stable, actually up a couple of basis points from the fourth quarter and up 6 basis points from a year ago. To me that says we aren't out there buying that healthy growth I referred to earlier.

Looking at our nonbanking units a moment, Morgan Keegan had a record first quarter and their third best quarter ever. Insurance revenues increased 17.8 percent year-over-year. Our nonconforming mortgage company, EquiFirst, had another record quarter. Our conforming mortgage operations suffered through a substantial decline in refi business for most of the quarter, and then saw a rate change towards the end of the quarter that restarted the refi activity, but created some impairment in our MSRs, which we dealt with as usual selling some bullet agencies to create offsetting gains.

But maybe our biggest story the first quarter involves our asset quality. Past dues are at record lows. Nonperformers declined more than $50 million in the last 90 days and declined more than $100 million dollars in the last year. And we didn't register this accomplishment by charging them off; net charge-offs in the first quarter were only 17 basis points. This record enabled us to reduce our provision in the first quarter while still over providing for our net charges.

And finally let me remind you that we raised our dividends with the quarterly dividend rate increasing 28 percent, producing a 4.5 percent yield at quarter end. So all in all, we're proud of our first quarter. Solid, steady performance built on positive fundamentals. In a moment Bryan will circle back and discuss some of the details with you.

But while I still have the talking card let me mention a few highlights of our merger integration plan. I'm pleased to report that we're on track for a midyear completion of the merger. Preparations are going as expected, lead brilliantly by Rick Horsley, our Vice Chairman and COO, and Bobby Doxey, who is Senior EVP and CFO of Union Planters. These two guys are great

CCBN STREETEVENTS    streetevents@ccbn.com       617.603.7900     www.streetevents.com   1

(c)2004 CCBN.com,inc. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means with out the prior written consent of CCBN.com,inc.

                                                                FINAL TRANSCRIPT
RF-Q1 2004 REGIONS FINANCIAL CORP. EARNINGS CONFERENCE CALL

champions for this effort and they bring tremendous operational and merger experience to the table.

Our planning has gotten quite specific at this point. As we have made regular announcements to our associates as to the who's, what's and when's in the postmerger environment. The rating agencies had some questions about our integration plans, but after meeting Rick and some of his team, all three agencies have reaffirmed Regions' ratings in the go forward combined environment.

Both companies independently at this point are progressing as expected as we prepare for consummation of this merger. Union Planters announced their first quarter results yesterday and they were within our range of expectations. Of course our announcement this morning, again, within our range of expectations.

But let me emphasize that today our integration plan is the single most important initiative in our Company. We remain tremendously excited about the opportunities ahead. In the interim, our goal is to remain focused on our customers, our associates, and on growing our franchise during the transition. Rick is going to discuss our integration efforts in more detail in a moment. First, I would like to turn the call over to Bryan who can give you a little more color on the first quarter results.

BRYAN JORDAN - REGIONS FINANCIAL CORP. - EVP, CFO

 Good morning. All in all this was a clean, strong quarter. The main themes for the quarter were consistency and growth. Regions continued to perform well in the first quarter, generating earnings growth built on the consistent strength of our fundamentals, positive trends in our core banking business, a well-positioned balance sheet, and outstanding credit quality.

We grew revenues 12 percent on a linked quarter annualized basis and 5.8 percent year-over-year, excluding security gains. We earned 75 cents per diluted share in the first quarter, an increase of 5.6 percent year-over-year, and an 11 percent increase on a linked quarter annualized basis.

One of the drivers of our quarter was a continued rise in loan and deposit activity. Total loans in the first quarter grew 8 percent, linked quarter annualized, mainly due to a pick up in commercial real estate. Commercial and industrial activity was up slightly from last quarter, having slowed somewhat in January but followed by a nice pick up towards the end of the quarter. We're optimistic that this trend will continue.

Low-cost deposits continued to grow, increasing 7.1 percent in the first three months of the year. Non-interest-bearing and interest-bearing transaction accounts are driving this growth. We started a positive acquisition campaign in our banking franchise in January that has yielded positive results on new accounts opened. Our banks have the goal of opening 250,000 new deposit accounts over the course of 2004, utilizing products like free checking and free bill pay with direct deposit, products and features with a good customer retention characteristics. So far we have opened 55,000 new deposit accounts.

Another highlight of the quarter was our excellent credit quality. Non-performing assets were down 18 percent or $55 million to $248 million compared to $303 million in the fourth quarter and $339 million in the first quarter of 2003. Non-performing assets totaled 75 basis points of total loans at March 31st, down from 94 basis points at year-end and 1.07 percent in the same period last year.

Also notable is the fact that new non-accruals slowed significantly in the first quarter. Net charge-offs in the first quarter were $13.5 million while our provision for loan losses totaled $15 million. The allowance for loan losses as a percentage of loans was 1.39 percent, a slight decline from 1.41 percent December 31st.

We continue to maintain a strong balance sheet. Our strategy of maintaining a shorter duration in our investment portfolio given the current economic environment and the slightly asset sensitive position should pay off when interest rates rise. At March 31st, our securities portfolio had a duration of
2.61 years with a yield of 4.06 percent.

Net interest margin was up in the first quarter at 3.56 percent compared with
3.54 percent in the previous quarter. Net interest income totaled $379 million for the quarter, virtually flat compared to the fourth quarter. Again, we remain slightly asset sensitive at March 31st and expect a stable net interest margin in the second quarter.

Turning now to our fee-based revenues, our balanced business mix continued to produce steady and predictable returns in the first quarter. Fee-based revenues in the first quarter were approximately 48 percent of total revenues. Noninterest income totaled $353 million, up 26 percent linked quarter annualized, and up 6 percent compared to 2003, both excluding security gains.

Of note was the solid performance of our mortgage business. Originations were down only slightly from the fourth quarter. The gain on sale of mortgages, however, increased by $3 million. The contribution to total net income by mortgage operations, net of impairment charges, was $13.5 million or about 8 percent compared with $15 million or 9 percent in the fourth quarter.

EquiFirst, our non-conforming mortgage subsidiary, contributed $9.2 million to net income in the first quarter compared with $8.5 million in the fourth quarter. Originations dipped to $985 million from $1.1 billion in the fourth quarter, but were ahead of first quarter 2003's $695 million. Higher sale premiums increased the gain on sale amount.

CCBN STREETEVENTS    streetevents@ccbn.com       617.603.7900     www.streetevents.com   1

(c)2004 CCBN.com,inc.Republished with permission.No part of this publication may be reproduced or transmitted in any form or by any means with out the prior written consent of CCBN.com,inc.

                                                                FINAL TRANSCRIPT
RF-Q1 2004 REGIONS FINANCIAL CORP. EARNINGS CONFERENCE CALL

Late last year EquiFirst expanded its origination and underwriting platform to the western U.S. by opening an office in Phoenix. It's off to a great start. Origination volume doubled each month during the first quarter. The Phoenix office is on track to break even by summer.

Regions Mortgage, our conforming mortgage subsidiary, earned $4.3 million net of impairment versus fourth quarter's $6.5 million. Origination volume declined 731 -- excuse me -- declined to $731 million from $801 million. There was a noticeable pickup in refinance activity in March that led to a quarter end unclosed pipeline of $804 million, sharply above year end's $537 million. We are comfortable with our pipeline hedging at quarter end.

During the first quarter we incurred mortgage servicing rights impairment of $12 million, which was offset by securities gains. At March 31, our MSRs were valued at 71 basis points of our servicing portfolio. With rates rising an early April, MSR value should be increased. To the extent that higher MSR evaluations result in any reversal of impairment reserves, you can expect us to offset the P&L effect by taking securities losses or losses on long-term borrowings in the future, essentially reversing the negative impact on net interest income of security gains taken when the impairment reserves were established.

Our other major nontraditional fee business, Morgan Keegan, recorded a very good first quarter. Earnings were $20.9 million accounting for about 12 percent of Regions' bottom line. Revenues rose to $176 million from fourth quarter's $172 million and $160 million a year ago.

The launch of a new closed-end fund, RMK Strategic Income Fund, contributed about $10 million in first quarter revenues, split evenly between the private client and the equity capital markets groups. Going forward this closed-end fund should generate annual fees approximating $2 million.

As anticipated, Morgan Keegan's business mix has adjusted to economic conditions. Private client accounted for 34 percent of its first quarter total revenues versus 25 percent a year earlier, while fixed incomes' contribution dropped to 29 percent from 41 percent a year earlier. Linked quarter private client revenues increased approximately $10 million. Equity capital markets revenues declined $5 million sequentially.

Each year we deal with seasonal expense fluctuations in the first quarter. For example, payroll taxes increased approximately $8 million from the fourth quarter. The employer match of payroll taxes for many employees restarts in January and is also impacted by the timing of first quarter incentive plans. Payroll taxes then tend to taper off over the course of the year. Overall, we are comfortable about our expense trends and our ability to continue to control costs.

During the first quarter Regions repurchased 4.2 million shares of common stock leaving approximately 7 million shares available to be repurchased under our current share repurchase authorization. There's been a fair amount of confusion about our dividends since the Union Planters merger announcement. Our Board of Directors declared a total of 41.16 cents in dividends in the first quarter, which conforms to Union Planters dividend rate adjusted for the exchange ratio. It is Regions' intent to maintain such conformity with Union Planters' dividend through closing of the merger at which time the Company will adopt the Union Planters' dividend rate of 33.34 cents per quarter or 41.16 cents divided by the exchange ratio. At yesterday's close our dividend yield was about 4.8 percent.

In summary, we have not leveraged our balance sheet through the securities portfolio or taken on the risk of the steep yield curve by extending the duration of our portfolio. Our diversified revenue stream, excellent credit quality, selective branch expansion initiatives, and conservative balance sheet position us well to further build shareholder value.

On a final note, although it would not be appropriate for us to comment on the specifics of Union Planters first quarter earnings, as Carl said, they were in line with our range of expectations. We continue to believe the pending merger offers considerable opportunities to enhance long-term value of Regions and create significant value for our shareholders. To discuss the status of the merger integration process further I will now turn it over to Rick.

 RICK HORSLEY  - REGIONS FINANCIAL CORP. - VICE CHAIRMAN, COO

 I do agree with Carl's assessment. It is a very exciting time in the lives of both organizations right now. The resources of both companies are actively engaged in this integration planning. Communication, I believe, is very effective and cooperation between the two companies is good. The merger process is on schedule. All regulatory and shareholder filings are on schedule and we see no foreseeable roadblocks. We continue to expect shareholder meetings and closings at midyear.

As you know, when we announced our transaction we laid out a two to three year timeframe for the complete integration of the two organizations. Our overall plan is to take whatever time is required to do it right and minimize the impact on our customers and associates. Having said that, we have adopted a very structured and formalized approach to planning and decision-making. It is working well for us. For example, in the last 60 days we have determined the functional responsibilities for all areas of the new Company, created corresponding organizational charts, and named leadership.

With regard to the merger planning process itself, we have created management oversight over all aspects of the merger process. It is

CCBN STREETEVENTS    streetevents@ccbn.com       617.603.7900     www.streetevents.com   1

(c)2004 CCBN.com,inc.Republished with permission.No part of this publication may be reproduced or transmitted in any form or by any means with out the prior written consent of CCBN.com,inc.

                                                                FINAL TRANSCRIPT
RF-Q1 2004 REGIONS FINANCIAL CORP. EARNINGS CONFERENCE CALL

coordinated centrally and enterprise-wide in scope. We have staffed our PMO and integration teams. These teams have established aggressive schedules for the completion of their task. Accenture was employed by the Company, our two companies, to assist our PMO effort. And KPMG has been employed to provide independent risk assessment.

We have begun a strategic planning process that will clearly define the future visions and goals for the new Regions Financial Corporation. We expect this process to be completed by closing.

A cultural survey was conducted to enhance the understanding and communication between our two organizations. We have agreed upon a credit approval process for the new organization. Substantial progress has been made with systems decisions. In two weeks we expect to complete the decision process on all core technologies systems.

We have made substantial progress in our plans to merge our mortgage operations. You may have seen that announcement Monday. Broadly our plans call for the second half of 2004 to be focused on installation of our corporate systems, such as financial and HR, assimilation of the Union Planters Brokerage into Morgan Keegan, and the merger of our mortgage company. Branch conversions should begin in early 2005 and last for 1.5 to 2 years. We plan to begin in markets where we have overlap.

In conclusion, I believe that integration risk is manageable and is mitigated because there should be minimal impact to customers and customer contact associates due to few overlap markets. Both organizations have made substantial investments in people and systems in recent years which can be leveraged across the new Regions. Most of the core banking systems will be on Regions' platform where our systems are stable, scalable, quality is high, and facilities are adequate. And finally we have no high premium to overcome or outsized cost savings to achieve. With regard to cost saves we have refreshed our numbers that we previously reported and believe they are achievable.

I will close here. Our plans call for us to bring you a merger update on future calls. With that, operator, we would like to open up the call for questions.

CCBN STREETEVENTS    streetevents@ccbn.com       617.603.7900     www.streetevents.com   1

(c)2004 CCBN.com,inc.Republished with permission.No part of this publication may be reproduced or transmitted in any form or by any means with out the prior written consent of CCBN.com,inc.

QUESTION AND ANSWER

OPERATOR

(OPERATOR INSTRUCTIONS). Jeff Davis of First Tennessee.

JEFF DAVIS  - FIRST TENNESSEE - ANALYST

 Good quarter. First question for you, Carl, and then I want to come back to Bryan. On the loan growth, was there any geography that was particularly notable, for instance commercial real estate in Florida?

 CARL JONES  - REGIONS FINANCIAL CORP. - CHAIRMAN, PRESIDENT, CEO

 No, it was pretty much spread across the franchise, Jeff. And we are pleased with that. The two big categories I guess were commercial real estate and equity asset lines. But it was pretty much spread across the franchise.

 JEFF DAVIS  - FIRST TENNESSEE - ANALYST

 And as you went through the quarter were the pipelines such that the feel is that it ought to accelerate as the year progresses, or at least looking out a quarter or so?

 CARL JONES  - REGIONS FINANCIAL CORP. - CHAIRMAN, PRESIDENT, CEO

 We feel good about the pipeline. It is growing. And so assume they close, your expectations there ought to be met.

 JEFF DAVIS  - FIRST TENNESSEE - ANALYST

 Okay. Bryan, with regards to putting the two balance sheets together, could you comment on positioning you may want to do in front of it, whether it relates to the securities portfolio, adding, trimming? And then thoughts on purchase accounting mark to marks and where you might benefit from that?

 BRYAN JORDAN  - REGIONS FINANCIAL CORP. - EVP, CFO

 That is a --

 JEFF DAVIS  - FIRST TENNESSEE - ANALYST

 And I guess that is a function of where rates are.

 BRYAN JORDAN  - REGIONS FINANCIAL CORP. - EVP, CFO

 That's right. Clearly the mark-to-market is going to be determined at closing date which will be around midyear. We will employee somebody to help us in the evaluation process. I don't anticipate a lot of significant changes as a result of the mark-to-market, but until we get to that point and go through the process, I can't really say for sure.

                                                                FINAL TRANSCRIPT
RF-Q1 2004 REGIONS FINANCIAL CORP. EARNINGS CONFERENCE CALL

 JEFF DAVIS  - FIRST TENNESSEE - ANALYST

 Is it fair to say most of the mark-to-market's adjustments are going to be limited then to the loan portfolio as it maybe relates to asset quality and then secondly, mortgage servicing rights? And the securities portfolio and the borrowings are sort of maybe a net wash?

 BRYAN JORDAN  - REGIONS FINANCIAL CORP. - EVP, CFO

 Yes, that is probably not too far off. We will go through each element of it. You will mark-to-market the securities portfolio, the borrowings, and it will depend on the statements and the shape of the yield curve and it will have some impact of the duration of the assets and liabilities. For the most part it will be around investment securities, loans, borrowings, deposit, intangibles will be where I expect the major adjustments to come.

 JEFF DAVIS  - FIRST TENNESSEE - ANALYST

 Aside from bringing MSR values down as I assume you will, is your sense, Bryan, is there some juice in the sum of all these adjustments? And we certainly saw it out of Wachovia First Union?

 BRYAN JORDAN  - REGIONS FINANCIAL CORP. - EVP, CFO

 If there is, Jeff, I don't think it is significant.

 JEFF DAVIS  - FIRST TENNESSEE - ANALYST

 Okay. Thank you.

 BRYAN JORDAN  - REGIONS FINANCIAL CORP. - EVP, CFO

 Let me get back to -- I just finished the first part of your question but I do want to answer it. Their securities portfolio is like ours in terms of size to relative assets. We both have fairly small securities portfolios. And so I don't expect a lot of additions or reductions as a result of putting the two balance sheets together.

OPERATOR

 Amy Eisner with Friedman, Billings, Ramsey.

 AMY EISNER  - FRIEDMAN, BILLINGS, RAMSEY - ANALYST

 First for your net interest margin guidance that you gave for a stable margin in the second quarter, what are your interest rate assumptions? And what are your interest rate assumptions for the year?

 BRYAN JORDAN  - REGIONS FINANCIAL CORP. - EVP, CFO

                                                                FINAL TRANSCRIPT
RF-Q1 2004 REGIONS FINANCIAL CORP. EARNINGS CONFERENCE CALL

 I would have to change my interest rate assumptions hourly the way it has behaved since the first (inaudible). We think that rates are going to be stable for a period of time here. The market seems to have picked up a little more momentum towards rising rates on a daily basis. It looked like rates were coming in a little bit this morning. So I am not quite sure. We are positioned for higher rates, Amy, and over time we believe that they will be higher, whether it would be second quarter, third quarter of 2005, I don't know. We have tried to minimize the interest rate risk in our balance sheet. We tried to keep it as close to neutral as we can, take as little interest rate sensitivity as possible. But we are positioned for slightly higher interest rates.

 AMY EISNER  - FRIEDMAN, BILLINGS, RAMSEY - ANALYST

 Okay, thank you. And just one other question. Looking at the provision, obviously you guys had a great quarter in terms of the profits. Should we expect this to be a run rate or is this a low in terms of losses and provision expense going forward?

 CARL JONES  - REGIONS FINANCIAL CORP. - CHAIRMAN, PRESIDENT, CEO

 Amy, this is Carl. I think traditionally our first quarter is our low quarter of the year as far as net charge-offs are concerned. Our fourth quarter is traditionally the highest. It just goes back to an old mindset of you do things on an ongoing basis, but then at year-end you make sure you've done everything you should have done during the year. But we are starting with the lowest level of nonperformers we've had in several years. And so I am feeling pretty good about the go forward situation as far as net charge-offs and the level of nonperformance because we're starting at such a good level.

 BRYAN JORDAN  - REGIONS FINANCIAL CORP. - EVP, CFO

 We go through a bottoms up analysis in the allowance every quarter. We look at it from 360 degrees, and so it is impossible to predict where we will be from quarter to quarter. We just go through the exercise every quarter and evaluate it and get comfortable with it.

OPERATOR

 Jefferson Harralson of KBW.

 JEFFERSON HARRALSON  - KBW - ANALYST

 My first question is sort of a housekeeping one, if you guys have it in front of you. But do you have what your pro forma book value and your pro forma tangible book value will be before any proposed mark-to-markets on deal closing?

 BRYAN JORDAN  - REGIONS FINANCIAL CORP. - EVP, CFO

 Yes, it will be in the S4, Jefferson. I don't have that in front of us.

 JEFFERSON HARRALSON  - KBW - ANALYST

 Okay. Secondly, with Union Planters' numbers probably coming down today and you guys presentation on the deal announcement, you guys added a Union Planters consensus number coming in there. I know you can't comment so much on UP's numbers, but I expect that the UP consensus is going to be coming down today? And I guess my question is did you guys have some conservatism built into your model here, or does the UP numbers coming down -- should we think about that as negatively affecting the presentation you guys made when the deal was announced?

                                                                FINAL TRANSCRIPT
RF-Q1 2004 REGIONS FINANCIAL CORP. EARNINGS CONFERENCE CALL

 BRYAN JORDAN  - REGIONS FINANCIAL CORP. - EVP, CFO

 Jefferson, as you know we don't provide guidance. However, we do believe that the pro formas and the assumptions that we made in our presentation in January are still representative.

OPERATOR

 Kevin Reevey of Ryan Beck.

 KEVIN REEVEY  - RYAN BECK - ANALYST

 Good morning. My questions have already been answered. Thank you.

OPERATOR

 (OPERATOR INSTRUCTIONS). Roger Lister with Morgan Stanley.

 ROGER LISTER  - MORGAN STANLEY - ANALYST

 Can you give us any sense of what is happening on the C&I in terms in borrowing demand in terms of like commitments, line usage and any signs of reduction into the excess liquidity?

 BRYAN JORDAN  - REGIONS FINANCIAL CORP. - EVP, CFO

 Carl, you might want to add to this question. It was about the line usage and drawing down lines in excess liquidity. We're seeing fairly positive trends there. We're not seeing a tremendous move in drawing down lines. We are seeing more interest in higher pipeline demand. Some drawing down but it is relatively minor at this point, Roger.

 CARL JONES  - REGIONS FINANCIAL CORP. - CHAIRMAN, PRESIDENT, CEO

 Well I will just add a little bit to that. Our loan portfolio is really very granular, dominated by midsize and small business. There seems to be more activity in those two segments of the market as opposed to large commercial businesses. The large commercial business, we're not seeing much activity, but midsize and small are beginning to activate some lines and to draw down on some previously committed lines. So that is part of the pipeline, and we feel pretty good about it right now.

 ROGER LISTER  - MORGAN STANLEY - ANALYST

 The challenge as always is that one has often a better read on the larger corporations in terms of the economic numbers, much less of a read on what is going on down in the small-business middle market. Are there any differences across your regions -- across your footprint?

 BRYAN JORDAN  - REGIONS FINANCIAL CORP. - EVP, CFO

 Well, just a little bit. Alabama is surprisingly strong, the urban areas of Alabama. Florida, the commercial activity in Florida is strong. Texas is strong. The Carolinas are strong. Those I guess would be the strongest parts of our footprint.

                                                                FINAL TRANSCRIPT
RF-Q1 2004 REGIONS FINANCIAL CORP. EARNINGS CONFERENCE CALL

 ROGER LISTER  - MORGAN STANLEY - ANALYST

 Shifting direction, when you look at sort of increasing rates, how are you thinking about the impact of higher rates on sort of mortgage volumes and commercial real estate?

 BRYAN JORDAN  - REGIONS FINANCIAL CORP. - EVP, CFO

 Well, it would affect as you expect. If rates go up we think originations will fall off a little bit in the mortgage, whether it is residential or commercial. But that is one of the things we feel good about, our topline revenue being as diversified as it is. There ought to be some corresponding pick up in for instance the private client business in Morgan Keegan which we're seeing; in commercial loan activity as the economy picks up. Usually there is a correlation between interest rates picking up and the economy picking up. So we think that -- your premise may be correct, but we think there is some offsetting factors that will keep our topline revenues still pretty strong.

 ROGER LISTER  - MORGAN STANLEY - ANALYST

 So you feel like if rates are going up you have some balancing mechanisms between noninterest bearing deposits, you know, pick up in business demand, pick up in retail and investment banking demand and things like that that offset maybe a slowdown elsewhere?

 BRYAN JORDAN  - REGIONS FINANCIAL CORP. - EVP, CFO

 Yes, we do.

 CARL JONES  - REGIONS FINANCIAL CORP. - CHAIRMAN, PRESIDENT, CEO

 Absolutely.

OPERATOR

 Jed Gore (ph) of Sunova Capital.

 JED GORE  - SUNOVA CAPITAL - ANALYST

 It sounds like you're not surprised by the lower run rate of Union Planters, just given that you say it came within your range of expectations. Is it safe to say that you believe your cost save assumptions were conservative enough to give you some cushion to offset this lower run rate?

 CARL JONES  - REGIONS FINANCIAL CORP. - CHAIRMAN, PRESIDENT, CEO

 I will probably let Rick answer that one.

 RICK HORSLEY  - REGIONS FINANCIAL CORP. - VICE CHAIRMAN, COO

                                                                FINAL TRANSCRIPT
RF-Q1 2004 REGIONS FINANCIAL CORP. EARNINGS CONFERENCE CALL

 No, we have confirmed our cost savings. We did build those cost savings from the bottom up, area by area. And we have just gone through a process to reconfirm those numbers, and we would not want you to expect a higher number than what we are talking about.

 JED GORE  - SUNOVA CAPITAL - ANALYST

 I understand that, but from the beginning it feels like you had built in some conservatism in your cost savings expectations?

 RICK HORSLEY  - REGIONS FINANCIAL CORP. - VICE CHAIRMAN, COO

 Well, overall of course in terms of other mergers it was not a -- it was in the range -- the low end of the range of the other mergers. But remember, we do not have -- we do not have a lot of branch overlap that in many mergers creates cost savings. So I believe that these are reasonable numbers. Hopefully they are conservative. But we would not want you to expect that it that we will do a lot better.

 JED GORE  - SUNOVA CAPITAL - ANALYST

 Okay. So if Union Planters announcements results that are within your range of expectations -- and they are now running at a lower run rate I think that when you announced the deal -- what makes you still comfortable about your expectations for the deal, I guess is what we're asking?

 RICK HORSLEY  - REGIONS FINANCIAL CORP. - VICE CHAIRMAN, COO

 A lot of the issues with Union Planters relate to their mortgage operations. And you can see from our plans that we are fairly aggressively putting those two mortgage operations together. We think that is going to bring some efficiencies and effectiveness that the two organizations operating separately do not have. So we believe there will be synergies there. That is part of that plan that we predicted and we were excited about. We were excited about the revenue opportunities that we had not factored into the equation that we are beginning to set up plans around. We believe we can leverage Morgan Keegan effectively. But none of those numbers were in the presentations.

 BRYAN JORDAN  - REGIONS FINANCIAL CORP. - EVP, CFO

 This is Bryan. I will circle back on the cost saves. Rick is absolutely right. We structured our plans of integration and these cost saves in such a way that, one, they were achievable. We could take a conservative measured approach to integration and minimize customer impact.

And we're going to work to get every dollar of cost savings available to us out of it. But we're not going to put customer business and customer revenue at risk and try to increase that number. At this point those are numbers we're comfortable with. And you can rest assure we're going to try to realize every dollar that is available to us, maximize the opportunities. But we're not going to speed up the process in such a way that you put customer business at risk.

OPERATOR

 Chris Marinac of FIG Partners.

 CHRIS MARINAC  - FIG PARTNERS - ANALYST

                                                                FINAL TRANSCRIPT
RF-Q1 2004 REGIONS FINANCIAL CORP. EARNINGS CONFERENCE CALL

 I wanted to ask you if you have any update for us on some of the divisions that you'll be inheriting from Union Planters, particularly the factoring and other related areas, or other parts of the footprint in terms of things you will keep and not. If you could clarify any of that?

 RICK HORSLEY  - REGIONS FINANCIAL CORP. - VICE CHAIRMAN, COO

 We haven't made any announcements and have no planned announcements for any change in those areas. Union Planters is working to continue to improve the profitability of some of those areas, and we have no future plans to announce.

 CHRIS MARINAC  - FIG PARTNERS - ANALYST

 So, Rick, the estimates that you have out, the original numbers and I guess what you're sort of confirming today, include all those businesses in there, you know, factoring and the --?

 RICK HORSLEY  - REGIONS FINANCIAL CORP. - VICE CHAIRMAN, COO

 That's correct.

 CHRIS MARINAC  - FIG PARTNERS - ANALYST

 If you were theoretically to sell any or all of those, would it be fair to say that those would be the kind of dilutive on the front end, or is there a scenario where that can be actually accretive to earnings day one if you did those?

 BRYAN JORDAN  - REGIONS FINANCIAL CORP. - EVP, CFO

 Chris, this is Bryan. That is probably way too hypothetical to answer. Not having the plans formed it is way too hypothetical to even make a guess at.

OPERATOR

 Jeff Davis of First Tennessee.

 JEFF DAVIS  - FIRST TENNESSEE - ANALYST

 A clarification. On EquiFirst front, was any of that production -- did it go to Regions' portfolio or was it all sold out on a float basis?

 BRYAN JORDAN  - REGIONS FINANCIAL CORP. - EVP, CFO

 Yes, it was all sold, a whole loan servicing release.

OPERATOR

 Ladies and gentlemen, this concludes the question-and-answer portion of today's call. I will now turn the presentation back to Carl Jones for his closing remarks.

                                                                FINAL TRANSCRIPT
RF-Q1 2004 REGIONS FINANCIAL CORP. EARNINGS CONFERENCE CALL

 CARL JONES  - REGIONS FINANCIAL CORP. - CHAIRMAN, PRESIDENT, CEO

 Well, just very briefly I want to thank you for participating this morning. We're very excited about the start we've got for this year. We're proud of our first quarter. And we think this is going to be a very exciting positive year for our shareholders. And so we appreciate you sharing with us some time this morning as we tell you about the first quarter and the status of our put-together with Union Planters. So thanks for joining us.

OPERATOR

 Ladies and gentlemen, thank you for your participation in today's conference. This concludes the presentation, and you may now disconnect. Have a great day.

Regions Financial Corporation has filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission containing a preliminary joint proxy statement/prospectus regarding the proposed merger. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Regions Financial Corporation and Union Planters Corporation, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Regions Financial Corporation, 417 North 20th Street, Birmingham, Alabama 35203, Attention:
Jenifer M. Goforth, Director of Investor Relations, 205-244-2823, or to Union Planters Corporation, 6200 Poplar Avenue, Memphis, Tennessee 38119, Attention:
Richard W. Trigger, Director of Investor Relations, 901-580-5977. The respective directors and executive officers of Regions Financial Corporation and Union Planters Corporation and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Regions Financial Corporation's and Union Planters Corporation's directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in their respective preliminary joint proxy statement/prospectus filed with the SEC on April 13, 2004.